UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 6) 1

Oxford Lane Capital Corp
(Name of Issuer)

Cumulative Preferred
(Title of Class of Securities)

691254433, 691543508, 691543607
(CUSIP Number)

Jodi Hedberg, Chief Compliance Officer
Karpus Management, Inc.
d/b/a Karpus Investment Management
183 Sully’s Trail
Pittsford, New York 14534
(585) 586-4680

Adam W. Finerman, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 31, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 691254433, 691543508, 691543607

1	NAME OF REPORTING PERSON Karpus Investment Management
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,719,548
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,780,246
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,780,246
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.59%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 691254433, 691543508, 691543607

1	NAME OF REPORTING PERSON George W. Karpus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 45,611 *
	8	SHARED VOTING POWER 26,740 *
	9	SOLE DISPOSITIVE POWER 45,611 *
	10	SHARED DISPOSITIVE POWER 26,740 *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 72,351 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN
*See Items 2 and 5.

CUSIP NO. 691254433, 691543508, 691543607

The following constitutes Amendment No. 6 to the Schedule 13D (as amedned, the "Schedule D") filed by the undersigned. This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:
a) This statement is filed by:
  (i) Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus"); and

  (ii) George W. Karpus, the President and CEO of Karpus. Mr. Karpus owns Shares individually and may be deemed the beneficial owner of Shares held by The Karpus Family Foundation, Inc.and Karpus Investment Management Profit Sharing Plan C- Growth Common Stock Fund (collectively, the "Karpus Entities").

  Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6, as orginally filed on February 14, 2018. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

  Set forth on Schedule A annexed hereto ("Schedule A") is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers and directors of Karpus. To the best of the Reporting Persons' knowledge, except as otherwise set on Schedule A, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b) The address of the principal office of each of the Reporting Persons is 183 Sully's Trail, Pittsford, New York 14534.

(c) The principal business of Karpus is serving as a registered investment adviser who provides investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts, and others. The principal occupation of Mr. Karpus is serving as the President and CEO of Karpus.

(d) No Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Karpus is organized under the laws of the State of New York. Mr. Karpus is a citizen of the United States of America.

CUSIP NO. 691254433, 691543508, 691543607

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule D is hereby amended and restated as follows:
Karpus, an independent registered investment advisor, has accumulated 1,780,246 Shares on behalf of accounts that are managed by Karpus (the “Accounts”) under limited powers of attorney, which represents 20.59% of the outstanding Shares. All funds that have been utilized in making such purchases for the Accounts (which are open market purchases unless otherwise noted) are from such Accounts.

The aggregate purchase price of the 1,780,246 Shares beneficially owned by Karpus Investment Management is approximately $43,544,364, excluding brokerage commissions. Such Shares were purchased with working capital (which may at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases except as otherwise noted.

The aggregate purchase price of the 72,351 Shares held by Mr. Karpus and the Karpus Entities is approximately $1,745,318 , excluding brokerage commissions. Such Shares were purchased with working capital (which may at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases except as otherwise noted.

CUSIP NO. 691254433, 691543508, 691543607

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule D is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 8,645,416 Shares outstanding, which is the total number of Shares outstanding as of September 30, 2019 as reported in the Issuer’s Certified Shareholder Report of Registered Management Investment Companies on Form N-CSR, filed with the Securities and Exchange Commission on November 1, 2019 in aggregrate with 3,500,000 shares of OXLCP as displayed in offering documents and the Notification of Redemption of Securities Pursuant to Rule 23C-2 filed with the Securities and Exchange Commission on February 11, 2020 for 1,200,000 shares redeemed on March 12, 2020 of OXLCO ..

A ..	Karpus Investment Management

(a)	As of the close of business on March 31, 2020, Karpus Investment Management beneficially owned 1,780,246 Shares held in the Accounts.

Percentage: 20.59%

(b)	1. Sole power to vote or direct vote: 1,719,548
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,780,246
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Karpus Investment Management over the last 60 days are set forth in Schedule B and incorporated herein by reference.

B ..	George W. Karpus

(a)
As of the close of business on March 31, 2020, George W. Karpus beneficially owned 45,611 Shares. In addition, George W. Karpus may be deemed to beneficially own the 26,740 Shares held in the Karpus Entities.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 45,611
2. Shared power to vote or direct vote: 26,740
3. Sole power to dispose or direct the disposition: 45,611
4. Shared power to dispose or direct the disposition: 26,740

(c)	The transactions in the Shares by George W. Karpus and the Karpus Entities over the last 60 days are set forth in Schedule B and incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   April 2, 2020

KARPUS MANAGEMENT, INC.

By:	/s/ Jodi Hedberg
	Name:	Jodi Hedberg
	Title:	Chief Compliance Officer

CUSIP NO. 691254433, 691543508, 691543607

SCHEDULE A

Executive Officers & Directors of Karpus Management, Inc., d/b/a Karpus Investment Management

Name	Position & Present Principal Occupation	Business Address	Shares Owned
George W. Karpus	President, CEO, and Chairman of the Board	183 Sully’s Trail, Pittsford, New York 14534	See Above
Kathleen Finnerty Crane	Chief Financial Officer	183 Sully’s Trail, Pittsford, New York 14534	95 Shares
Dana R. Consler	Executive Vice President	183 Sully’s Trail, Pittsford, New York 14534	400 Shares
Thomas M. Duffy	Vice President	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Sharon L. Thornton	Executive Vice President	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Daniel L. Lippincott, CFA	Sr. Tax-Sensitive Manager and Director of Investment Personnel	183 Sully’s Trail, Pittsford, New York 14534	0 Shares

SCHEDULE B

Transactions in OXLCP over the last 60 days.

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

KARPUS MANAGEMENT, INC., D/B/A/ KARPUS INVESTMENT MANAGEMENT
(THROUGH THE ACCOUNTS)

Purchase of Common Stock	360,000	$24.80	2/6/2020
Purchase of Common Stock	13,800	$24.75	2/12/2020
Purchase of Common Stock	17,100	$24.80	2/14/2020
Purchase of Common Stock	7,765	$24.87	2/21/2020
Purchase of Common Stock	10,850	$24.62	2/24/2020
Purchase of Common Stock	20,083	$24.62	2/25/2020
Purchase of Common Stock	5,496	$24.59	2/26/2020
Purchase of Common Stock	9,947	$24.44	2/27/2020
Purchase of Common Stock	1,580	$24.24	2/28/2020
Purchase of Common Stock	1,600	$24.41	3/2/2020
Purchase of Common Stock	2,075	$24.47	3/3/2020
Purchase of Common Stock	7,819	$24.79	3/4/2020
Purchase of Common Stock	11,400	$24.75	3/5/2020
Purchase of Common Stock	1,445	$24.79	3/6/2020
Purchase of Common Stock	16,286	$24.21	3/9/2020
Purchase of Common Stock	3,192	$24.15	3/10/2020
Purchase of Common Stock	2,461	$23.96	3/11/2020
Purchase of Common Stock	5,436	$22.57	3/12/2020
Purchase of Common Stock	3,000	$22.49	3/13/2020
Purchase of Common Stock	27,831	$20.60	3/16/2020
Purchase of Common Stock	30,819	$19.10	3/17/2020
Purchase of Common Stock	22,595	$16.82	3/18/2020
Purchase of Common Stock	6,160	$13.91	3/19/2020
Sale of Common Stock	(300)	$17.94	3/20/2020
Sale of Common Stock	(505)	$14.47	3/24/2020
Purchase of Common Stock	2,239	$15.49	3/25/2020
Purchase of Common Stock	5,710	$17.09	3/26/2020
Purchase of Common Stock	296	$17.58	3/27/2020
Purchase of Common Stock	3,200	$17.40	3/30/2020
Purchase of Common Stock	2,660	$17.82	3/31/2020

SCHEDULE B

Transactions in OXLCP over the last 60 days.

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

KARPUS SOLE DISPOSITIVE
(THROUGH THE ACCOUNTS)

Purchase of Common Stock	5,436	$22.57	3/12/2020
Purchase of Common Stock	1,564	$16.82	3/18/2020
Purchase of Common Stock	810	$13.91	3/19/2020

SCHEDULE B

Transactions in OXLCP over the last 60 days.

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

KARPUS SHARED DISPOSITIVE
(THROUGH THE ACCOUNTS)

Purchase of Common Stock	6,000	$24.80	2/6/2020
Purchase of Common Stock	1,500	$24.75	2/12/2020
Purchase of Common Stock	55	$24.80	2/14/2020
Purchase of Common Stock	500	$24.62	2/24/2020
Purchase of Common Stock	1	$24.45	2/27/2020
Purchase of Common Stock	2,250	$20.60	3/16/2020
Purchase of Common Stock	325	$16.82	3/18/2020
Purchase of Common Stock	705	$13.91	3/19/2020

SCHEDULE B

Transactions in OXLCO over the last 60 days.

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

KARPUS MANAGEMENT, INC., D/B/A/ KARPUS INVESTMENT MANAGEMENT
(THROUGH THE ACCOUNTS)

Sale of Common Stock	(600)	$25.13	3/6/2020
Sale of Common Stock	(71,900)	$25.00	3/12/2020
Sale of Common Stock	(601)	$19.00	3/20/2020
Sale of Common Stock	(333)	$18.90	3/24/2020
Sale of Common Stock	(334)	$18.31	3/27/2020

SCHEDULE B

Transactions in OXLCO over the last 60 days.

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

KARPUS SOLE DISPOSITIVE
(THROUGH THE ACCOUNTS)

Sale of Common Stock	(249)	$25.00	3/12/2020

SCHEDULE B

Transactions in OXLCO over the last 60 days.

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

KARPUS SHARED DISPOSITIVE
(THROUGH THE ACCOUNTS)

Sale of Common Stock	(795)	$25.00	3/12/2020

SCHEDULE B

Transactions in OXLCM over the last 60 days.

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

KARPUS MANAGEMENT, INC., D/B/A/ KARPUS INVESTMENT MANAGEMENT
(THROUGH THE ACCOUNTS)

Sale of Common Stock	(37)	$25.08	3/5/2020
Sale of Common Stock	(7,200)	$24.82	3/10/2020
Sale of Common Stock	(30)	$24.82	3/11/2020
Purchase of Common Stock	50	$22.78	3/13/2020
Sale of Common Stock	(100)	$21.84	3/16/2020
Purchase of Common Stock	22,841	$15.82	3/18/2020
Purchase of Common Stock	520	$8.91	3/19/2020
Sale of Common Stock	(600)	$18.00	3/20/2020
Sale of Common Stock	(500)	$17.56	3/23/2020
Sale of Common Stock	(2,539)	$17.95	3/24/2020
Purchase of Common Stock	75	$20.03	3/25/2020
Sale of Common Stock	(450)	$17.95	3/26/2020
Purchase of Common Stock	1,658	$18.44	3/27/2020
Purchase of Common Stock	315	$18.61	3/30/2020
Purchase of Common Stock	297	$19.61	3/31/2020

SCHEDULE B

Transactions in OXLCM over the last 60 days.

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

KARPUS SHARED DISPOSITIVE
(THROUGH THE ACCOUNTS)

Purchase of Common Stock	1,048	$18.44	3/27/2020